April 27, 2011

VIA EDGAR AND FEDERAL EXPRESS

Larry Spirgel
Assistant Director
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kirin International Holding, Inc.
Form 8-K Filed March 7, 2011
File No. 333-166343

Dear Mr. Spirgel:

We hereby submit the responses of Kirin International Holding, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated April 1, 2011, to Mr. Longlin Hu of the Company in regard to the above-referenced Current Report on Form 8-K (the “Original Form 8-K”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  References herein to page numbers are to the page numbers in Amendment No. 1 to the Original Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on April 27, 2011 (the “Amendment”).  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Amendment.

General

1.	Furnish the information required by Item 102 of Regulation S-K, description of property.

Company Response: The Company has revised the Amendment to include the description of property as required by Item 102 of Regulation S-K.

2.
Please update your 8-K to include financial statements for the year ended December 31, 2010 of Hebei Zhongding Real Estate Development Corporation Limited and Xingtai Zhongding Jiye Real Estate Development Company Limited.

Company Response: The Company has filed combined financial statements for the year ended December 31, 2010 of Hebei Zhongding Real Estate Development Corporation Limited and Xingtai Zhongding Jiye Real Estate Development Company Limited as Exhibit 99.1 to the Amendment.

3.
We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions:

a.	How do you maintain your books and records and prepare your financial statements?
b.
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

c.
If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

d.	What is the background of the people involved in your financial reporting?

Company Response:

a.
The Company maintains its books and records in accordance with PRC GAAP, which is similar to the International Financial Reporting Standard (“IFRS”). The basic accounting principles and practice of PRC GAAP are also similar to U.S. GAAP. There are no substantial differences between PRC GAAP and U.S. GAAP in the Company’s accountings.

b.	We do not maintain our books and records in accordance with U.S. GAAP.

c.
The Company maintains its books and records in accordance with PRC GAAP. The Company has established procedures to convert from PRC GAAP to U.S. GAAP by hiring an external consulting firm, Primatrix (Beijing) Consulting Co Ltd. (“Primatrix”) to make adjustments for U.S. GAAP purposes. Primatrix reviews each account at the lowest accounting level and analyzes the business transactions recorded in the account to determine whether it is necessary to make any adjustments in order to present the records in accordance with U.S GAAP. Adjustments are made to the books so that a finalized ledger in accordance with U.S GAAP is prepared.

Primatrix gathers other information to be presented in our periodic and other reports filed with the Commission by accumulating and analyzing the Company’s business records. The Company maintains an adequate records system so it is able to retrieve and compile the information needed for its analysis of its business and its presentation of quantitative and qualitative information in the financial statements and reports filed with the Commission.

d.	We refer the Staff to the Company’s response to comment 4.

4.
We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

a.	what role he or she takes in preparing your financial statements;
b.	what relevant education and ongoing training he or she has had relating to U.S. GAAP;
c.	the nature of his or her contractual or other relationship to you;
d.	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
e.	about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

Company Response:

a.
As discussed in the Company’s response to comment 3, the Company’s employees prepare our financial statements in accordance with PRC GAAP requirements.  In addition, the Company has engaged Primatrix to assist in the conversion of our financial statements for U.S. GAAP purposes.

b.
As discussed in the Company’s response to comment 3, Company employees prepare our financial statements in accordance with PRC GAAP requirements and thus do not have substantial experience or training relating to U.S. GAAP.  However, Primatrix has staffed our engagement with individuals who have graduated from PRC universities with degrees in accounting and financing.  These individuals include Certified Internal Auditors, Certified Public Accountants, and Certified Internal System Auditors with more than 10 years of financial audit, risk consulting and management consulting experience.  Also, certain of these individuals are American Certified Public Accountants (AICPA) and Chartered Accountants (ACCA).  These individuals have experience in preparing U.S. GAAP financial statements and conducting audits for other U.S. reporting companies.  These individuals have assisted U.S. listed companies to strengthen their risk management, financial controls and to comply with the U.S. Sarbanes-Oxley Act and U.S. reporting requirements.  Several of these individuals have prior employment experience with “big four” accounting firms.

c.	Primatrix has entered into a consulting agreement with us.

d.	See response to item (b) above.

e.	See response to item (b) above.

5.	If you retain an accounting firm or other similar organization to prepare your financial statements, please tell us:

a.	the name and address of the accounting firm or organization;
b.	the qualifications of their employees who perform the services for your company;
c.	how and why they are qualified to prepare your financial statements;
d.	how many hours they spent last year performing these services for you; and
e.	the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

Company Response:

a.	As discussed above, the Company has engaged Primatrix to assist in the preparation of our financial statements for U.S. GAAP purposes.

b.	We refer the Staff to the Company’s response to comment 4.

c.	We refer the Staff to the Company’s response to comment 4.

d.	Primatrix took approximately one month to perform these services.

e.	We paid a total amount of services fees of RMB 80,000 (approximately US $130,000)

6.
If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:

a.	why you believe they are qualified to prepare your financial statements;
b.	how many hours they spent last year performing these services for you; and
c.	the total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

Company Response:  The Company does not retain any individual who is not our employee or that is not employed by an accounting firm or other similar organization to prepare our financial statements.

7.
If you do not identify an audit committee financial expert in your filings, please describe the extent of the audit committee’s U.S. GAAP knowledge. If you do not have a separately created audit committee, please describe the extent of the Board of Directors’ knowledge of U.S. GAAP.

Company Response: The Company has not established an audit committee. The Company’s current Board of Directors is composed of three members, including Longlin Hu, our Chief Executive Officer. Mr. Hu was previously an investment banker and we believe he has ample knowledge regarding accounting and financing matters and is able to understand U.S. GAAP based on his knowledge of and experience with PRC GAAP. In the future, we will attempt to retain directors with U.S. GAAP experience to improve our knowledge of U.S. GAAP.

Item 1.01 Entry Into A Material Definitive Agreement, page 1

Share Exchange, page 1

8.
Naming all actors and entities, disclose all material relationships that existed between and among the Company, your former principal stockholder, Kirin China and the former shareholders of Kirin China, prior to the time of the Share Exchange Agreement. Refer to Item 2.01(c) and (d) of Form 8-K. If no such relationships existed, explain how the parties were introduced and the reasons they decided to proceed with the transaction and this particular structure. Identify any third parties that played a material role in arranging or facilitating the transactions and disclose the benefits they received for their roles.  Finally, identify any promoters as required by Item 404(c) of Regulation S-K.

Company Response: Prior to the execution of the Share Exchange Agreement, there was no relationship between the Company and any of its affiliates or stockholders, on the one hand, and Kirin China, and any of its affiliates or shareholders, on the other hand. The Company was introduced to Kirin China through Hunter Wise Securities, LLC, a registered broker-dealer (“Hunter Wise”). Kirin China engaged Hunter Wise as its advisor to assist Kirin China in seeking a reverse merger with a U.S. reporting company and in obtaining financing simultaneously in connection with such transaction. Neither Hunter Wise nor any of its affiliates had any relationship with the Company prior to the execution of the Share Exchange Agreement. Hunter Wise received commissions as placement agent in the Offering as set forth in Item 3.02 of the Original 8-K.  Kirin China, with the guidance of its advisors, pursued a simultaneous reverse merger and financing with the belief that such a transaction would increase its ability to attract investors in a timely manner.

The Company has revised its disclosure under the subheading “Certain Relationships and Related Transactions, and Director Independence” to reflect that Mr. Rahman may be deemed a “promoter” by virtue of the fact that he founded and organized the previous operations of the Company and provided working capital to the Company in exchange for 5,000,000 shares of the Company’s common stock.

9.
Revise your disclosure to move the description of business section and reverse merger summary to the front of the document and then clearly and concisely disclose the business purpose of each material agreement listed here.  Clearly disclose total consideration and contingent consideration for each entity and actor in your review of all agreements.  Discuss the consideration provided to Lisan Rahman.

Company Response: The Company has added a section titled “Introduction” on page 2 of the Amendment.  This new section summarizes the Share Exchange, the Offering and briefly describes the Company’s new business as a result of the Share Exchange.  This new section cross-references other sections of the Amendment where further explanations of the transactions can be found. The Company also expanded its descriptions of the material agreements, as necessary, under the subheading “The Offering” in Item 1.01 of the Amendment.

The Company also expanded its disclosure under the subheading “The Offering” in Item 1.01 of the Amendment to reflect that (i) Mr. Rahman previously owned 2,500,000 of the 3,094,297 restricted shares of common stock that were cancelled and retired in connection with the Share Exchange and that, in consideration for the same, Mr. Rahman received approximately $40,396 of the $50,000 payment made by Kirin China; and (ii) Mr. Rahman’s other 2,500,000 shares were cancelled and retired in connection with the Spin-Out pursuant to which Mr. Rahman acquired all of the Company’s interest in Ciglarette International, Inc., its former 80% owned subsidiary.

10.	Explain all contingent acquisition consideration elements related to the Make Good Obligations.

Company Response: The Make Good Obligations are covenants in favor of the Purchasers in the Offering and are not related to the Share Exchange.  Under the Make Good Obligations, the Company is obligated to issue additional shares of its common stock to the Purchasers in the event the Company does not meet certain net income targets with respect to its fiscal year ended December 31, 2010 and fiscal year ending December 31, 2011.  As of the filing of the Amendment, the Company has determined that it met the net income target for its fiscal year ended December 31, 2010.

Prolific Lion Limited, the Company’s principal stockholder (“Prolific”), pledged 1,000,000 shares of our common stock in favor of the Purchasers to secure the Make Good Obligations.  If the Company obtains subscriptions from additional investors in the Offering such that the aggregate subscription amount exceeds $5 million, Prolific will pledge an additional 1,000,000 shares of the Company’s common stock to secure the Make Good Obligations.

The material terms of the Make Good Obligations are set forth in the third bullet point under the subheading “Subscription Agreement” in Item 1.01 of the Amendment.  The Company has also expanded its discussion of the Make Good Escrow in the Amendment.

The Offering, page 1

11.
On page one you disclose that you “completed” a private offering of investment units. But, on page two you state “[i]f the Company obtains subscriptions from additional investors in the Offering...” Make clear whether the company continues to offer the units described.  Explain in your response whether the “all-or-none” condition to receive at least $5,000,000 in the offering remains in effect.  See page one to the Form of Subscription Agreement (Exhibit 10.1).

Company Response: The Company continues to offer the units described.  Accordingly, the Company has added disclosure under the subheading “The Offering” in Item 1.01 of the Amendment to reflect that the Company has completed an initial closing of the Offering.  The Company has refrained from explicitly stating in the Amendment that the Offering is continuing because the Company believes that making such disclosure could render the Amendment general solicitation material, particularly in light of the fact that the Company has disclosed in Item 3.02 of the Amendment that Hunter Wise Securities, LLC is the Company’s placement agent in connection with the Offering.  Please note that the form of subscription agreement filed as Exhibit 10.1 to the Original 8-K (and incorporated by reference in the Amendment) also references Hunter Wise Securities, LLC as the Company’s placement agent.  Please further note that the disclosure of the identity of the Company’s placement agent was not intended to condition the market or to prompt potential investors to contact the placement agent.

Prior to the initial closing of the Offering, the Company amended the terms of the Offering by way of a supplemental disclosure document to reflect, among other things, that the minimum offering amount of the Offering was amended to $1,000,000, instead of $5,000,000 as originally planned.  The supplemental disclosure document provided that all references in the offering documents, including in the Form of Subscription Agreement, to the former minimum offering amount of $5,000,000 were thereby amended to reflect the revised $1,000,000 minimum offering amount.  Accordingly, page one of the Form of Subscription Agreement was not separately amended.
“Make Good” Escrow, page 2

12.	Disclose “the investors” here as “the Purchasers” if true.

Company Response: The Company has revised disclosure in this section to replace the previous reference to “the investors” with “the Purchasers.”

“Hold Back” Escrow, page 2

13.	Disclose whether or not the Holdback Shares were canceled or returned to Prolific. We note that the offer closed.

Company Response: We call the Staff’s attention to the Company’s response to comment 11 above regarding the on-going nature of the Offering and the Company’s concerns regarding disclosure of same set forth therein. We also call the Staff’s attention to disclosure in the Original 8-K that such shares will be canceled or returned to Prolific upon closing of the Offering. Accordingly, the Company has not revised its disclosure in this section.

Description of Business, page 3

14.	In this section and throughout your filing revise all dollar amounts to present in U.S. dollars, not RMB.

Company Response: The Company has revised its disclosure in the Amendment to present all dollar amounts in U.S. dollars, not RMB.

Overview & Subsidiaries, page 4

15.	Describe the “Kirin County Project” using a balanced approach including stages of completion and pending matters.

Company Response: The Company has added a description of the Kirin County Project in this section to describe those aspects of the project that have been completed and those aspects that are still under construction.

Organization & Subsidiaries, page 4

16.
Explain the background and relevance, including, but not limited to the reverse merger and agreements thereto, of the December 22, 2010 date on which Kirin Management entered into the series of contractual arrangements.

Company Response: As a result of the Share Exchange, the Company controls and is entitled to the economic benefits of Heibei Zhongding and Xingtai Zhongding through a series of contractual arrangements between those companies and Kirin Management, the Company’s wholly owned subsidiary. The beneficial owner of Hebei Zhongding and Xingtai Zhongding is Mr. Guo.  Mr. Guo, Mr. Hu and Ms. Mu entered into the Call Option Agreements which allow such persons to acquire the shares of the BVI Companies – which are the controlling shareholders of the Company. The above agreements are designed to permit the Company to consolidate the financials of the Operating Companies and maintain the same common control before and after the Share Exchange. The Company has added additional disclosure in the Amendment under the subheading “Organizations & Subsidiaries” to further clarify these points.

Entrusted Management Agreement, page 4

17.
Name the shareholders of the Operating Companies here. State whether there is any minimum requirement for the management fee, whether any fee has been paid to date, any other agreements surrounding the management fee, and current obligations of each Operating Companies’ respective debts, including what has been paid by Kirin Management to date.

Company Response: The Operating Companies include Hebei Zhongding and Xingtai Zhongding. The shareholders of Hebei Zhongding are Liping Bi (85%), Jianfei Guo (5%), Jianhe Guo (3%), Liying, Li (2%) and Li Zhao (5%) and the shareholders of Xingtai Zhongding are Jianfeng Guo (51%), Yuelai Xie (8%) and Huaxia Kirin (Tianjin) Equity Investment Fund Management Co., Ltd. (41%). The names of the shareholders of the Operating Companies have been specified below the chart outlining the corporate structure in the Amendment.  Pursuant to the Entrusted Management Agreement, the management fee payable shall be equal to the Operating Companies’ estimated profit before tax, so the management fee depends on the before-tax profit of the Operating Companies and does not have a minimum requirement. No management fee has been paid to date and there are no other agreements regarding the management fee.  The management fees payable by the Operating Companies will be offset by the receivables of Kirin Management upon consolidation.

18.
Disclose the terms of the agreement relating to the Kirin Management’s obligation to pay the current obligations of each Operating Companies’ respective debts “to the extent the Operating Companies are not able to pay such debt,” including how this is determined and what funds of the Operating Companies are used for any calculation as to the ability to pay, including relevant time frames for payment and any written or oral arrangements or agreements regarding any aspect of calculation and payment of the debts of the Operating Companies.

Company Response: The Company has revised the disclosure relating to the Entrusted Management Agreement in the Amendment.

19.	Describe the trust agreements and business purpose for operating with same. State whether or not these are registered with any PRC authorities and requirements for same.

Company Response: The Company has revised the disclosure in the Amendment regarding the trust agreements. Please note that current PRC laws and regulations do not require registration or approval of these agreements.

Shareholders’ Voting Proxy Agreement, page 5

20.	Name the board of directors of Kirin Management

Company Response: Mr. Guo is the sole director of Kirin Management. The Company is of the opinion that Kirin Management will mirror the decisions by the Company, and therefore, there is no need to duplicate the Company’s board at Kirin Management.

Exclusive Option Agreement page 5

21.
Name Kirin Management. Explain your statement “Kirin Management and the Operating Companies shareholders shall enter into further agreements based on the circumstances of the exercise of the option, including price.  The exercise price shall be refunded to Kirin Management or the Operating Companies at no consideration in a manner decided by Kirin Management, in its reasonable discretion.”  Detail all agreements, arrangements, whether formal or informal, written or verbal as to these matters.

Company Response: Since Kirin Management controls, and is entitled to the economic benefits of, the Operating Companies through the Contractual Arrangements, the Company believes that acquiring the assets or shares of the Operating Companies will not result in any additional benefit to the Company at this time. Furthermore, acquiring shares or assets of the Operating Companies would require a substantial amount of funds because under current PRC laws and regulations, the consideration that a foreign investor must pay to acquire domestic assets or share equity of a PRC domestic enterprise cannot be less than the appraised value of such domestic assets or share equity.  Also,  using shares of an offshore company as consideration is subject to the approval of Ministry of Commerce and China Securities Regulatory Commission, which we believe is time consuming and difficult to obtain. Therefore, the Company believes that it is not in its best interest to exercise the option now and therefore does not currently have any other agreements or arrangements concerning the option. If Kirin Management decides to exercise the option, Kirin Management will enter into further agreements regarding the exercise of the option by taking factors such as the then applicable laws and the then appraisal value of the Operating Companies into consideration.  The consideration paid to the shareholders of the Operating Companies for exercising the option will be returned to Kirin Management or the Operating Companies because the Operating Companies have been consolidated with the Company in order that  Kirin Management will not pay extra consideration to the shareholders of the Operating Companies for exercising the option. We have added relevant disclosure in this section of the Amendment.

22.
We note your disclosure that you have the exclusive option to purchase, when permitted under applicable laws, all or part of the shares or assets of the Operating Companies.  Please include disclosure regarding management’s current expectation regarding when and how you will exercise such rights.

Company Response: We refer the Staff to the Company’s response to comment 21. Kirin Management will exercise the option when we believe exercising the option will result in a significant benefit to the Company. Relevant disclosure has been added in this section.

23.
Explain the background, including but not limited to how and when Ms. Iwamatsu Reien came to control Kirin China through Pacific Lion Limited, Valiant Power Limited and Solid Wise Limited.  Discuss whether her control of Kirin China coincided with or was related to the Call Option Agreements and any relationship she had to parties involved in the company now or prior to the reverse merger, promoters and other actors.

Company Response: Ms. Iwamatsu Reien acts as the nominee for the option holders under the Call Option Agreement, including Mr. Guo, the beneficial owner of the Operating Companies, to establish and hold the shares of the BVI Companies and will give the shares of the BVI Companies to the option holders thereunder through the Call Option Agreements so as to comply with SAFE 75 Circular as described in the Amendment.

24.
In addition clearly explain the respective relationships Messrs. Jianfeng Guo and Longlin Hu and Ms. Xiangiu Mu have with each of the entities noted in the corporate structure chart and with Ms. Reien.  We note, for example, that these individuals signed the Share Exchange Agreement as directors of Prolific Lion, Valiant Power and Solid Wise respectively.  We note further, that clause 2.8 in each of the Call Option Agreements appears to grant each purchaser the current right to vote the shares held by the applicable BVI Company, in which case Mr. Jianfeng Guo effectively controls the company.

Company Response: We refer the Staff to the Company’s response to comment 23.  Ms. Reien acts as the nominee and Mr. Guo, Mr. Hu and Ms. Mu are the beneficial owners of the respective BVI Companies.

25.
Revise your filing to reconcile inconsistencies with regard to the holdings of Ms. Iwamatsu Reien.  We note that on page six you indicate she owns 100% of the shares of Kirin China through her holdings in Prolific Lion Limited, Valiant Power Limited and Solid Wise Limited.  However, the chart on page five indicates that Non-Affiliate 100% of Kirin China. In addition, you state on page 28 that Ms. Reien owns approximately 80.9% of your common stock.  But, the beneficial ownership table on page 42 suggests ownership of 89.7% of your common stock.

Company Response: The beneficial ownership table in the Original 8-K correctly reflected that Iwamatsu Reien beneficially owns 89.7% of the outstanding shares of the Company’s common stock.  In light of the foregoing, the Company has revised its disclosure under “Organization & Subsidiaries” in the Amendment to reflect that Prolific Lion Limited, Valiant Power Limited and Solid Wise Limited own 72.3%, 8.7% and 8.7% of the outstanding shares of the Company’s common stock, respectively.  In addition, the Company has revised its disclosure throughout the Amendment regarding Ms. Reien’s ownership of common stock to reflect that she beneficially owns 89.7% of the outstanding shares of the Company’s common stock.

26.
We note that the contractual arrangements between Kirin Management and the Operating Companies do not include an equity pledge agreement. Explain whether the lack of an equity pledge agreement presents any material risks to the company. Account for any such risks within Risk Factors.  Disclose the percentage revenue each VIE represents to the company.

Company Response: First, Pursuant to the Property Law of the PRC effective as of October 1, 2007, a pledge of the share equity of a PRC company will become effective upon registration with the  Administration of Industry and Commerce, or AIC.  We have consulted with local AIC and have been advised that the procedures for registering an equity pledge of a real estate development company are complicated, especially for purposes of securing  an interest pursuant to VIE agreements as opposed to for purposes of securing a bank loan. Second, we have been advised that an equity pledge agreement is not a core agreement and that the lack of the same will not affect the consolidation of the VIE.  Third, the main purpose of equity agreement is to prevent the shareholders of the Operating Companies from disposing the share equity of the Operating Companies without Kirin Management’s consent. There are also provisions in the Exclusive Option Agreement, providing that the Operating Companies and their shareholders shall not dispose the share equity without Kirin Management’s consent, which serve for the same purpose as an equity pledge agreement does.  Under the VIE arrangement, 6.38% revenue was generated from Hebei Zhongding and 93.62% revenue was generated from Hebei Zhongding.

27.	The conditions to the Call Option Agreements disclosed on page 6 do not comport with the exhibited agreements. Revise to correct.

Company Response: The Company has filed new Exhibits 10.9 and 10.10 to the Amendment to replace Exhibits 10.9 and 10.10, respectively, that were previously filed with the Original 8-K.  The previously filed exhibits inadvertently contained incorrect versions of such exhibits.

28.	Detail the business purpose behind the Call Option Agreements and how they are meant to compensate whom for what.

Company Response: We refer the Staff to the Company’s responses to comments 16, 23 and 24. Ms. Iwamatsu Reien acts as the nominee for the option holders under the Call Option Agreements. Mr. Reien will “sell back” the equity interest to the option holders but in essence the purpose is to return the equity interests to the option holders. The Call Option Agreements are designed to comply with SAFE 75 Circular for PRC citizens to obtain overseas shares.

29.
We note your disclosure on page 4 that Kirin Management is a wholly foreign owned enterprise under PRC law.  Please disclose whether it has received a business license and disclose its approved business scope.  Indicate whether any current or anticipated business of the Operating Companies falls outside of this scope.  Supplementally provide us with a copy of the business license as well as an English translation of the license.

Company Response: Kirin Management has received a business license with a business scope of marketing, management, investment consulting and international economic information consulting. We believe that Kirin Management’s operations are within this business scope. Each of the Operating Companies have separate business licenses.  Kirin Management’s business license and its English translation are attached hereto as Appendix I.

30.	Please include disclosure addressing why your contractual structure is necessary to “permit the infusion of foreign capital under the laws of the PRC and to maintain an efficient tax structure...”

Company Response: We have added relevant disclosure in the Amendment.

31.
Clarify the role that Kirin Development and Kirin China plays in your corporate structure. Your disclosure indicates that these entities do not conduct operations and have no contractual relationships with the Operating Companies.

Company Response: We use Kirin Development, a Hong Kong corporation, as the first level of our offshore structure because according to the tax convention between Mainland China and Hong Kong, the dividends paid to a Hong Kong entity from an enterprise of Mainland China is subject to the withholding tax of 5% while the general withholding tax rate is 10%. Though we do not have the plan to distribute profit or dividends in near future, we would like to maintain the structure with preferential tax treatment.  Kirin China is a BVI company and was formed prior to the Share Exchange with the belief, based upon guidance by the secretary of the company assisting with the incorporation of Kirin China, that the share transfer procedures would be simplified and less time consuming once we completed the Share Exchange than had such Share Exchange been completed with a Hong Kong company.
32.	Please explain what benefit the current shareholders of the Operating Companies received from entering into the contractual arrangements and what incentives they have to continue to perform.

Company Response: Mr. Guo is the sole beneficial owner of all of the shares of the Operating Companies. Mr. Guo has entered into a Call Option Agreement with Iwamatsu Reien, through which Mr. Guo will have the option to purchase all shares of Prolific Lion Limited.

33.
Further, describe the trust agreements and explain the business purpose behind Mr. Jiangfeng Guo utilizing the Operating Company shareholders as nominal holders. Explain the relevance and reason for using these shareholders as registered holders for part of the holdings with Mr. Jiangfeng Guo as beneficial holder and then Mr. Jiangfeng Guo as direct registered holder for the majority shareholdings of each Operating Company.

Company Response: Pursuant to the trust agreements, Mr. Guo is entitled to all rights of a shareholder of the Operating Companies.  Without Mr. Guo’s prior written consent, the nominees may not take any action as shareholders of the Operating Companies. Mr. Guo is the registered controlling shareholder of Xingtai Zhongding and uses Mr. Bi and other individuals as the nominal shareholder of Hebei Zhongding. Mr. Guo uses the Operating Company shareholders as nominal holders for several reasons.  First, Hebei Zhongding was established in 2004, when the then applicable Company Law of the PRC didn’t allow a company to be wholly owned by a sole shareholder except a state owned company.  Consequently, Mr. Guo uses Ms. Bi, hiswife, and other individuals and entities as the nominal shareholders.  Second, the current effective Company Law of the PRC does not allow a domestic company that is owned by a sole individual shareholder to have wholly owned subsidiaries.  However, Xingtai Zhongding has three wholly owned subsidiaries.  Consequently, Mr. Guo uses other nominal shareholders to hold part of the shares of Xingtai Zhongding.  Third, the Operating Companies from time to time provide guarantees to each other for bank loans and the bank will not accept a guarantee from a company where the registered controlling shareholder is the same as the borrower.  Although the revised Company Law of the PRC, effective as of 2006, permits a company to be owned by a sole shareholder, the registered shareholding structure of Hebei Zhongding was not changed in order to meet the financing requirements by our lenders.

34.
Quantify the economic benefits you have received from the Operating Companies to date.  Indicate whether your PRC subsidiary has paid dividends to you at this point and provide management’s assessment of its ability to pay dividends to you in the future.

Company Response: No dividends have been paid to date. We intend to use the profits of the Operating Companies for re-development of our planned projects and future procurement of land use rights, so we anticipate that we will not pay dividends in the near future.

35.
Tell us whether you received an opinion from PRC counsel regarding the validity and enforceability of your contractual arrangements with the Operating Companies. Provide any such opinion supplementally.

Company Response: The Company has received an opinion from PRC counsel regarding the validity and enforceability of our contractual arrangements.  Such opinion is attached hereto as Appendix II.

Sales and Marketing, page 10

36.	In discussing what remains to be sold on the Kirin County project, discuss the number and percentage sold in the residential and commercial categories and the percentage remaining to be sold.

Company Response: We have added relevant disclosure in the Amendment.

Land Resources Procurement, page 10

37.	Explain what you mean by a “signature project for the local government” and whether and what benefits attach from that designation.

Company Response: The phrase “signature project for the local government” refers to any project that the local government gives weight to and considers as having a positive impact on the local area.  For example, signature projects may become landmarks, improve the standard of living of local people, or become an environmentally friendly project.  Local governments ordinarily welcome such projects. Participation in these projects may bring us the opportunity to have a closer cooperation with the local government and improve our recognition and reputation in local markets.
PRC Real Estate Market Overview, page 10

38.
We note that you include industry research for information and statistics regarding the PRC real estate market.  We note, for example, reference on page 10 to home-buying activity statistics reported in the Wall Street Daily.  Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support.

Company Response: We have attached the copies as Appendix III.

PRC Real Estate Market Overview, page 10

39.
We note your disclosure about the effect of strict real estate development regulations and stringent credit loan policies on the real estate market in general.  Supplement this disclosure by discussing the impact these measures have had on your business here and in your MD&A.

Company Response: We have added relevant disclosure in the MD&A.

Future Development Trends and Regulations of the Real Estate Industry in the PRC. page 10

40.
Revise the second paragraph on page 11 to explain that the statistics cited indicate faster purchasing power growth in tier three cities, rather than greater overall purchasing power as compared to tier 1 cities.

Company Response: We have revised our disclosure to this paragraph in response to the Staff’s comment.

Market Overview of the Bohai Sea Surrounding Area, page 12

41.
Much of the information presented in this section is unclear. Substantially revise to make clear why each piece of statistical information provided “indicates potential for real estate development and profit generation” and to more fully describe the contents of each graph/chart and how it supports the claims made.

Company Response: We have added the relevant disclosure in the Amendment.

42.	Revise each of the “Land Right Procurement Costs” and “Growth of Land Right Procurement” charts to present in English.

Company Response: We have revised these charts in the Amendment.

Competitive Advantages, page 14

43.
Your statements which indicate that you have a competitive advantage based on your relationships with local authorities in the Bohai Sea Surrounding Area conflicts with your disclosure under “Competition” which indicates that your competitors have “established relationships with [the] local government” in that region.  Revise to correct.

Company Response: We have revised our disclosure in this section to remove the statement “…and more established relationships with local government” from the first paragraph.

Growth Strategy, page 15

44.	Please update the current expected start times for the Kirin Bay and No. 79 Courtyard Projects here and on page 7. We note your disclosure regarding the first and second quarters of 2011.

Company Response: We have revised our disclosure in this section of the Amendment to update the start times.

Government Regulation and Approvals, page 16

45.
Throughout this section you make reference to your “PRC subsidiaries” and “PRC operating subsidiaries.” Revise the language here and throughout your filing to make clear that you have one PRC subsidiary and exercise control over the Operating Companies through contractual arrangements; you should not refer to operating affiliates as subsidiaries.  Make sure that the disclosure here and the risk factor disclosure under “Risks Relating to the People’s Republic of China Generally” accurately portrays your business as currently constituted.

Company Response: We have revised our disclosure throughout the Amendment in response to the Staff’s comment.

Permits and Certificates, page 17

46.
You state that holders of grade 3 and 4 Real Estate Development Enterprise Qualification Certificates may develop projects with total construction area of no more than 150,000 square meters and 100,000 square meters respectively.  You further state that Hebei Zhongding has obtained a grade 3 certificate, whereas, Zhongding Jiye has obtained a grade 4 certificate.  We note, however, that the majority of your completed and planned projects disclosed on page 7 exceed the total construction area limit of the respective certificates held.  Please explain.

Company Response: We developed Kirin County with more than one phase with separate approvals so as to keep the developing area under the limit of our Real Estate Development Enterprise Qualification Certificates. At the same time, we are applying for higher grade certificates and we have obtained the temporary approval from the government to develop the current projects.

47.	Briefly describe the various gradations of Real Estate Development Enterprise Qualification Certificates and the qualifications necessary to obtain each level of certificate.

Company Response: We have added relevant descriptions in the Amendment.

48.
Disclose what, if any, additional certificates, licenses or permits are required to operate your business and whether you have all such necessary items.  Account for each of the following if applicable:

a.	Land Use Rights Certificates;
b.	Construction Land Planning Permits;
c.	Construction Work Planning Permits;
d.	Work Commencement Permits; and
e.	Pre-Sales Permits

Company Response: We have added relevant descriptions in the Amendment.

Taxation, page 17

49.
Explain why it “remains unclear” how the tax authorities will determine the location of the de facto management bodies” and how you believe yours will be considered, including all relevant factors.  Provide your analysis as to whether or not you will be taxed under the EIT Law.

Company Response: The Circular mentioned is applicable to the offshore enterprise controlled by the PRC enterprises and there is no provision or circular with respect to the offshore enterprise controlled by the PRC individuals. Since we may be deemed as the offshore enterprise controlled by the PRC individuals, the Circular mentioned does not apply to us and it remains unclear how the tax authority will determine the location of “de facto management bodies” in our case. We have added the statement of the possibility of being considered a PRC resident enterprise in this section.
Dividend Distributions, page 18

50.
Disclose Kirin Management’s current registered capital and indicate whether the allocations the entity has made to its statutory reserve fund to date comply with the applicable PRC laws and regulations.  To the extent that it has not complied with these requirements, please quantify any fines or penalties the company may be subject to as a result of such non-compliance.

Company Response: The current registered capital of Kirin Management is $100,000. Kirin Management is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve and Kirin Management cannot distribute the profits or pay dividends before it sets aside such statutory reserve unless such reserve reaches 50% of its registered capital. Disclosures have been added in this section.

Risk Factors, page 19

51.	Throughout this section we note references to “this offering.” Explain to what offering you refer or revise to delete these references.

Company Response: The Company has amended its disclosure in this section to replace references to “this offering” with “the Offering.”
Risks Relating to the People’s Republic of China Generally, page 26

52.
Add a risk factor which discusses PRC regulation of loans and direct investment by offshore holding companies to PRC entities and how such regulation may delay or prevent you from providing capital to your PRC subsidiary and the Operating Companies.  Specifically address the impact of Safe Circular 142.

Company Response: We have added a risk factor in this section of the Amendment that we believe is responsive to the Staff’s comment.

Currency Conversion Could Adversely Affect Our Financial Condition, page 26

53.
Make clear that approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China for the repayment of loans denominated in foreign currencies.  Discuss the impact this could have on your PRC subsidiary to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from you as well as your ability to use funds generated from the Operating Companies to pay off debts held by you and your offshore subsidiaries.

Company Response: We have revised this risk factor in accordance with the Staff’s comment.

Since Most Of Our Assets Are Located In PRC. Any Dividends Of Proceeds From Liquidation.... page 27

54.
Explain how any proceeds from the liquidation of the Operating Companies would or would not be accessible by your PRC subsidiary. In turn, explain whether the proceeds from such liquidation could be used outside of the PRC or be given to investors who are not PRC nationals. Account for all material regulation.

Company Response: We have revised this risk factor in accordance with the Staff’s comment.

Under The Enterprise Income Tax Law. We Mav Be Classified As A “Resident Enterprise”.... page 28

55.
Disclose that the call option agreements referenced allow each of Jianfeng Guo, Longlin Hu and Xiangju Mu to currently exercise voting rights over the shares of the respective BVI entities.  Discuss how this factor affects the analysis of whether you should be deemed a “resident enterprise.” Similarly discuss this aspect with regard to the impact of SAFE Circular 75 discussed on page 29.

Company Response:  We have revised this risk factor in accordance with the Staff’s comment.

PRC Regulations Regarding Offshore Financing Activities BY PRC Residents.... page 29

56.	Revise both of the risk factor headings on page 29 to reflect the specific respective risks discussed.

Company Response: We have revised both risk factor headings to reflect the specific respective risks discussed thereunder.

The Contractual Agreements Through Which We Have Established Control.... page 31

57.
Disclose the “certain circumstances” in which the contractual agreements may be terminated and discuss the likelihood of those circumstances taking place.  Discuss what incentives you have in place that balance these risks and align the interests of the VIE shareholders with yours, being the Nevada Company,

Company Response: The contractual agreements will be terminated upon the earlier of the winding up of the Operating Companies or the date on which Kirin Management completes the acquisition of the Operating Companies. We have added relevant disclosure in the Amendment in this regard.

Risks Relating to Our Securities, page 31

In order to Raise Sufficient Funds to Expand.... page 31

58.
We note your discussion that you may issue additional securities resulting in substantial dilution.  Discuss any and all formal, informal, written and oral agreements, arrangements or understandings pursuant to which you contemplate the issuance of additional securities.

Company Response: Other than as disclosed in the Amendment or pursuant to the Offering, the Company does not have any formal, informal, written or oral agreements, arrangements or understandings pursuant to which the issuance of additional securities is currently contemplated.  We call the Staff’s attention to the Company’s response to comment 11 above regarding the on-going nature of the Offering and the Company’s concerns regarding disclosure of same set forth therein.  Please further note that the Company has replaced references to “ordinary shares” in the above referenced risk factor with “shares of common stock.”

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations, page 32

59.
We note your discussion of the impact of various government regulations on your business in the risk factors section as well as the discussion of regulations on page 16. Provide a brief description of the material effects of governmental regulations on your business and the effects such policies could have on your future operations.

Company Response: We have added the discussion of regulations in the MD&A.

60.
We note on page 32 that you have contractual agreements in place with your affiliated Chinese entities. Please expand the discussion to address whether or not the entrusted management agreement, shareholders’ voting proxy agreement, and the exclusive option agreement are registered with local, provincial or national authorities in the PRC.

Company Response: The entrusted management, shareholders’ voting proxy agreement and the exclusive option agreement are not required to be registered with local, provincial or national authorities in the PRC. Please refer to the legal opinion issued by the Global Law Office attached hereto as Appendix II.

61.
With regard to your Kirin County Project, please discuss the types of customers buying your properties.  Disclose if any one customer represents more than 10% of revenue or accounts receivables.  Disclose if the government is one of your customers and the significance of revenue related to the government.

Company Response: We have added the following discussion in the MD&A.

“Our homebuyers are employed in a variety of industries. Approximately 40% of our homebuyers are employed in the mining and steel businesses, which constitutes the largest group of our homebuyers. About 28% of our homebuyers are government employees and officials, which constitutes the second largest homebuyer group. We also have homebuyers who are private owners (9.7%) and intellectuals (5%) as well as homebuyers employed by other business categories.  Persons between the ages of 35 and 45 comprise approximately 42% of our homebuyers.  Persons between the ages of 45 and 55 and between the ages of 28 to 35 account for 19% and 21%, respectively, of our homebuyers.  Accordingly, we consider middle-age persons, who typically have stable income, as the majority of our homebuyers.”

Please note that the government is not one of our customers.

Results of Operations, page 33

62.
Expand this section to more fully disclose the underlying factors responsible for each material financial line item change and discuss your expectations going forward.  For example under “Other Income (Expense)” on page 34 you should discuss the impact of the disclosed government grant on your financials and whether you expect to receive similar grants in the future.  You might also discuss your expectation with regard to whether interest expense will remain at the elevated level disclosed.  These are just examples.  Please also discuss net income or loss for each relevant period.

Company Response: The government grant was received by an equity owner of the Operating Companies to be expected from year 2009 to year 2011. The government provided the grant in order to encourage the Company to carry responsibility for government in some construction projects. The Operating Companies recognized US$9,293,749 for the year ended December 31, 2010 and US$7,484,417 for the year ended December 31, 2009 in grant income in other income proportionate to the construction and sale progress of the project. The Company might not be able to continue to receive government grants. Please also see Note 2, item “Government Grant” for more information regarding the government grant which is a majority part of Other Income. As for interests, we do not expect there will be obvious increase.  Discussion of net income or loss for each relevant period are added in the MD&A.

63.	We note the large growth in revenues and gross margin between comparable periods. In this regard please disclose in detail specific reasons for the large increase. For example, discuss the following:

a.	what has changed between periods to effect the increase,
b.	if your competitors have similar increases in revenue and gross margin,
c.	how long you anticipate to maintain this growth,
d.	how your companies’ infrastructure is able to keep up with the growth,
e.	when you anticipate to realize revenues for properties and land lots under development, and
f.	the current economic environment for real estate sales in the PRC and the local provinces where you have operations.

Company Response: We have added responsive disclosure in the MD&A. Please also see the following analysis regarding the increase in revenue.

a. The increase in revenue and costs between 2010 and 2009 is mainly due to sales attributable to the Kirin County Project which commenced sales in the second half of 2009.  In addition, there was a much higher percentage of completion of properties and lots under development in 2010 compared to that in 2009 and therefore the Company has recognized more revenue and costs in 2010 compared to 2009.

b.      To the best of our knowledge, our competitors in Xingtai have not experienced an increase in revenue as quickly as we have. In addition, because of our cost control system and above-average selling price, we believed our gross margin is higher than that of our competitors.

c.      Construction of the Kirin Bay Project and the No. 79 Courtyard Project is scheduled to start to sell in 2011 and the Company intends to expand to the Bohai Sea Surrounding Area and other projects in the next 3 to 5 years. The Company expects to receive revenues from those projects. The Company has also purchased land which it expects to develop in the next 3 to 5 years.

d.      We believe that the Company’s infrastructure is able to keep up with growth mainly due to:  (i) the Company’s experience in developing real estate projects; (ii) its experienced management team; (iii) the Company’s expertise in handling real estate sales; (iv) the Company’s reputation in the local markets we serve; and (v) continued cooperation with local government.

e.      Revenue from the sales of development properties where the construction period is twelve months or less is recognized by the full accrual method when the sale is consummated.  Revenue and profit from the sale of development properties where the construction period is more than twelve months is recognized by the percentage-of-completion method.

f.      The PRC economy also faces challenges in the short to medium term. The stimulus plans and other measures implemented by the PRC government may not work effectively or quickly enough to avert a severe downturn in economic activity. Continued turbulence in the international markets and prolonged declines in consumer spending, as well as any slowdown of economic growth in China, may adversely affect our liquidity and financial condition.

Liquidity and Capital Resources, page 35

64.
Revise to discuss and quantify all material short-term liquidity requirements. Further, provide similar disclosure regarding all material long-term liquidity requirements. For example, we note that construction of the Kirin Bay Project and the No. 79 Courtyard Project is scheduled to start in 2011.  As another example, we note your intent to expand your focus to the Bohai Sea Surrounding Area. Clarify whether management believes the company will have sufficient cash and other financial resources to fund operations and meet its obligations for the next twelve months and beyond and identify the anticipated sources of funds required.

Company Response: Net cash provided by financing activities was $27,727,921 for the year ended December 31, 2010 compared to net cash used in financing activities of $11,777,539 for the year ended December 31, 2009, plus the Company expects to have positive cash flow from revenue in 2011. We believe the Company will have sufficient cash and other financial resources to fund its operations and meet its obligations for the next twelve months and beyond.

65.
With regard to sources of funds, we note that Mr. Guo Jianfeng paid $29,845,846 on the Operating Companies behalf to acquire land use rights during the nine months ended September 30, 2010.  Discuss your expectation as to whether Mr. Guo Jianfeng will continue to personally fund operations and the impact of his doing so.

Company Response: We do not expect to continue to seek funding from Mr. Guo. However, we believe Mr. Guo will fund the Company upon request of the Company. We do not think Mr. Guo’s funding is material to the operation of the Company.

66.	Reconcile your statement that you had no material commitments for capital expenditures as of September 30, 2010 with your ongoing business of constructing residential and commercial properties.

Company Response: We understand that material commitments for capital expenditures means commitments of equity investment such as mergers and acquisitions and does not include the business and operation of constructing residential and commercial properties, which is within the due course of business. There are no material commitments for capital expenditures because all the properties and land lots under development will be treated as inventories to be sold after they are completed other than fixed assets to be capitalized by the Company. Therefore, we believe that there is no conflict between our statements with respect to material commitments for capital expenditures.

67.	Disclose all material financial obligations and the terms thereto. We note, for example, that as of September 30, 2010 the company had a balance of $18,146,275 owed to a related party.

Company Response: Material financial obligations include banking loans and other payables consisting mainly of payables to a related party, Mr. Guo. As at September 30, 2010, the Companies had a payable of $18,146,275 to Mr. Guo. These payables were unsecured, bore no interest and did not have predetermined repayment dates. By the year end of 2010, much of the payables were set off between the Company and Mr. Guo and the outstanding balance is currently $3,840,111. Please also see “Note 17 – Related Party Transactions and Balances” of our financial statements for detailed explanation of the related party payables. We have added discussion in the relevant section.

68.
Discuss the relevant regulatory limitations on remitting currencies in and out of China and how you expect these limitations to affect the liquidity of you, your PRC subsidiary and the Operating Companies.

Company Response: We have added disclosure to the MD&A that we believe is responsive to the Staff’s comment.

Financing. Activities, page 36

69.
The respective terms disclosed for each withdrawal from the Xingtain Yejin Branch, Industrial and Commercial Bank of China term loan do not comport with your statement that the term of the loans will be “36 months, commencing from the date of each withdrawal.”  Please explain.

Company Response: The maximum term is 36 months.  We have revised this statement in the MD&A.

70.
Tell us whether covenant two, “before the loan and interest is fully repaid, Xingtai Zhongding may not distribute dividends or other amounts to its shareholders,” affects Xingtai Zhongding’s ability to pay management fees to Kirin Management via the entrusted management agreement.

Company Response: This covenant referenced above does not affect Xingtai Zhongding’s ability to pay management fees to Kirin Management because the management fees payable to Kirin Management are not dividends. In addition, if there is any payment, such payment will not be paid to Xingtai Zhongding’s shareholders but paid to Kirin Management.

Directors And Executive Officers, page 43

71.
For each of your directors disclose the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.  See Item 401(e) of Regulation S-K.

Company Response:  The Company has added disclosure regarding the specific experience, qualifications, attributes or skills of each director that led to the Company’s conclusion that each such person should serve as a director.

Involvement in Certain Legal Proceedings, page 43

72.
Please note that Item 402(f) of Regulation S-K was amended to require disclosure of an expanded list of certain legal proceedings during the past ten years.  Please confirm in your response letter that no additional disclosure was required under Item 402(f) for your executive officers and directors.

Company Response: The Company confirms that no additional disclosure was required under Item 402(f) of Regulation S-K for its executive officers or directors and has revised the current disclosure to reflect that confirmation.  In addition, the Company has expanded its disclosure in the Amendment to enumerate the proceedings described in Item 402(f) of Regulation S-K.

Transactions with Related Persons, page 45

73.
Revise to account for all related person transactions.  For example, Note 10 to exhibit 99.2 indicates that during the nine months ended September 30, 2010, Mr. Guo Jianfeng paid $29,845,846 on the Operating Companies’ behalf to acquire land use rights.  Note 10 also discloses that as at September 30, 2010 the Operating Companies had a payable of $18,146,275 due to a related party.  See Item 404 of Regulation S-K.

Company Response: The Company has revised its disclosure in this section to account for all related person transactions.

Director Independence, page 45

74.	Disclose whether you consider Mr. Yaojun Liu an independent director.

Company Response: The Company has revised its disclosure to reflect that Mr. Yaojun Liu is considered independent under the Nasdaq listing standards.

Item 4.01 Changes in Registrant’s Certifying Accountant

75.	Please file a letter from Li & Company, PC, your former auditor, stating whether or not they agree with your comments in your Item 4.01 8-K.

Company Response: The Company has filed a copy of the letter from Li & Company, PC as exhibit 16.1 to the Amendment.

Item 9.01 Financial Statement and Exhibits, page 52

(d) Exhibits, page 52

76.
File your lending agreements with Xingtai Yejin Branch, Industrial and Commercial Bank of China and with Xingtai Chengjiao Rural Credit Cooperative Union Association as well as the Make Good Escrow Agreement and any other material contracts.  See Item 601(b)(10) of Regulation S-K.

Company Response: The Company has filed translations of its lending agreements with Xingtai Yejin Branch, Industrial and Commercial Bank of China and with Xingtai Chengjiao Rural Credit Cooperative Union Association as Exhibits 10.15 and 10.16, respectively, to the Amendment and a copy of the Make Good Escrow Agreement as Exhibit 10.14 to the Amendment.

Exhibit 99.1:  Hebei Zhongding Real Estate Development Corporation Limited and Xingtai Zhongding Jiye Real Estate Development Company Limited Audited Combined Financial Statements for the Years Ended December 31.2009 and 2008

Combined Balance Sheets, page F-l

77.	Please segregate current and long term assets and liabilities. For example it is not clear to us if properties and land under development and customer deposits are short term or long term.

Company Response: The Company’s real estate projects usually require 18 to 36 months to construct.  The Company also considers financing of the construction, usually in a combination of multiple-phase pre-sales and mid-term bank loans, in more than one-year period matching the construction of the real estate projects.  Distinguishing current and noncurrent assets and liabilities based on arbitrarily one-year period does not conform to the Company’s ordinary business cycle therefore does not provide useful information.  It is also a common practice that real estate developers present their balance sheets unclassified.  We have amended “Note 2 – Summary of Significant Accounting Policies – Basis of Presentation” to include the rationale and conclusion of the unclassified presentation of consolidated balance sheets.

Combined Statements of Cash Flow, page F-4

78.	We note that you received land use rights as a capital contribution from an owner. In this regard;

a.	Disclose in a footnote to your financial statements how you acquired the land lots under development.
b.	Disclose how you account for the sale of land use rights. Refer to your basis in accounting literature.
c.	Please disclose in your related party footnote who contributed the land use rights.
d.	Tell us how the equity owner acquired the land use rights and what the equity owner paid for the land use rights.
e.	Disclose how you determined the value of the land use rights contributed by the equity owner. Refer to your basis in accounting literature.
f.	If material, disclose the value of all land use rights on the face of your balance.
g.	Tell us if you have land use rights that are not under construction.
h.	Disclose your accounting policy regarding amortization of land use rights.
i.	As an exhibit to the filing, please file the legal agreement that provides for the equity owners contribution of land use rights to your Companies.

j.	Discuss in your MD&A whether this contribution agreement was registered with local, provincial or national authorities in the PRC.
k.	Discuss in your MD&A whether this contribution agreement is enforceable with the local, provincial or national authorities in the PRC.
l.	Discuss in your MD&A the expiration date of the land use rights, including any renewal periods remaining.
m.	Disclose any negotiations with the equity owner to date regarding the use rights.
n.	Discuss in detail in your MD&A, how your business would be impacted by the loss of the land use rights.
o.
In your MD&A discuss the zoning of land for which you have land use rights.  If the land is zoned for agricultural or other purposes other than your Kirin County Project disclose that fact in the MD&A and discuss the risks associated with improper zoning.

Company Response:
a.	Complied. See “Note 8 – Properties Available for Sale, and Properties and Land Lots under Development”

b.
Complied.  See “Note 2 – Summary of Significant Accounting Policies – Real Estate Capitalization and Cost Allocation”. Land use rights are part of common costs of real estates’ project costs, and we follow ASC 970-360 “Real Estate – General – Property, Plant and Equipment” capitalization and allocation requirements.  Land use rights are transferred to property buyers after the delivery of properties and are not priced or sold separately.

c.	Complied. See “Note 17 – Related Party Transactions and Balances”.

d.	Disclosed in “Note 17 – Related Party Transactions and Balances”.

e.
Complied.  See “Note 17 – Related Party Transactions and Balances”. Value of land use rights was determined as the stockholder’s original acquisition value.  This is in conformity with requirement of Staff Accounting Bulletins Topic 5 G “Transfers of Nonmonetary Assets by Promoters or Shareholders” – “…transfers of nonmonetary assets to a company by its promoters or shareholders in exchange for stock prior to or at the time of the company’s initial public offering normally should be recorded at the transferors’ historical cost basis determined under GAAP.”

f.
Land use rights are one component of real estate construction costs.  If we do not intent to re-sell our acquired land use rights but use them to develop real estate projects, the costs of land use rights are included as a part of the real estate projects’ construction costs.  We have revised “Note 8 – Properties Available for Sale, and Properties and Land Lots under Development” to disclose properties and land lots under development by project then by cost components.

g.
As at December 31, 2009, the land use right of Rose Gold Kiosk was not under construction as a result of prolonged approval of the design by local government.  We sold the land use right in 2010 because the scale down design likely to be approved by local government made the project economically unattractive.  As at December 31, 2009 and 2010, we have incurred certain land preparation costs, including demolishing old buildings and leveling on the piece of land of No. 79 Courtyard.   The excavation of foundation of No. 79 Courtyard is expected to be in the second quarter of 2011.

h.
Complied.  See “Note 2 – Summary of Significant Accounting Policies – Real Estate Capitalization and Cost Allocation”.  We do not amortize land use rights because the title of land use rights will be transferred to property buyers after the delivery of the properties.

i.	Complied.

j.	Complied.

k.	Complied.

l.	Complied.

m.	There is no any other negotiation with the equity owner.

n.	Complied.

o.	Complied.

Note 1 - Organization and Description of Business, page F-5

79.
You state that “Xingtai Zhongding Jiye Real Estate Development Company Limited (“Xingtai Zhongding”) was established by Xingtai Business Investment Company Limited (a company indirectly wholly-owned and controlled by Mr. Guo Jianfeng).” Furthermore, you state “On December 31, 2009, Xingtai Business Investment Company Limited transferred its ownership in Xingtai Zhongding to Mr. Guo Jianfeng (51%), Mr. Liu Haifeng (41%) and Mr. Xie Yuelai (8%) as nominal holders for Mr. Guo Jianfeng.” In this regard:

a.	Disclose how Mr. Guo Jianfeng indirectly wholly-owns and controls Xingtai Business Investment Company Limited. Refer to your basis in accounting literature.
b.	Disclose what you mean by “nominal holders.”
c.	Tell us why you believe you qualify for combination of entities under common control. Refer to your basis in accounting literature.

Company Response: We revised “Note 1 – Organization and Description of Business.”  Related paragraphs were amended as follows:

“Xingtai Zhongding Jiye Real Estate Development Company Limited (“Xingtai Zhongding”) was established by Xingtai Business Investment Co., Ltd. (“Business Investment”) for a fully paid registered capital of $1,096,187 on August 7, 2008. On March 5, 2009, Xingtai Zhongding increased its registered and paid-in capital to $11,675,650 by equity owner’s contributions in forms of land use rights. (Q79) Business Investment is wholly owned by Huaxia Kirin (Beijing) Technology Development Co., Ltd., which is subsequently owned by Mr. Guo Jianfeng (8%) and Ms. Bi Liping (spouse of Mr. Guo Jianfeng, 92%).  On December 31, 2009, Xingtai Business Investment Company Limited transferred its ownership in Xingtai Zhongding to Mr. Guo Jianfeng (51%), Mr. Liu Haifeng (41%) and Mr. Xie Yuelai (8%).  On June 9, 2010, Mr. Liu Haifeng transferred his shareholding in Xingtai Zhongding to Huaxia Kirin (Tianjin) Equity Investment Fund Management Co., Ltd. Huaxia Kirin (Tianjin) Equity Investment Fund Management Co., Ltd. and Mr. Xie Yuelai are collectively referred to as “Xingtai Zhongding Trustees”.

Pursuant to trust agreements entered into between Mr. Guo Jianfeng and each of Xingtai Zhongding Trustees, M. Guo Jianfeng is deemed to be the beneficiary owner of all the shares of  Xingtai Zhongding.”

As both Xingtai Zhongding and Hebei Zhongding are beneficially owned by Mr. Guo Jianfeng and are engaged in real estate development business, we believe they satisfy the requirements of preparing combined financial statements as described in ASC 810-10-55-1B.

80.
You state that “On September 3, 2007, Hebei Zhongding established a subsidiary Hebei Zhongding Engineering & Project Management Company Limited with 80% direct ownership, and had Mr. Guo Jianhe as 20% nominal holder for Hebei Zhongding.” Furthermore, you state that “On December 24, 2009, Xingtai Zhongding established a wholly-owned subsidiary Huaxia Kirin (Beijing) Property Management Company Limited.” However the names of these subsidiaries do not exactly reconcile to your corporate structure on page 5.  In addition, some subsidiaries in the corporate structure are not included in your footnote disclosure. Please advise.

Company Response: We have reconciled the English names of the subsidiaries in corporate structure on page 5 and the financial statement.

Note 2 - Summary of Significant Accounting Policies, page F-5

Revenue Recognition, page F-6

81.
We note your disclosure that “Revenue from the sales of development properties where the construction period is twelve months or less is recognized by the full accrual method when the sale is consummated. A sale is not considered consummated until...all consideration has been exchanged. Revenue recognized to date in excess of amounts received from customers is classified as current assets under contracts receivable.”  In this regard, your statement appears to contradict itself.  If amounts have not been received tell us why you would recognize revenue.  Refer to your basis in accounting literature

Company Response: The Consideration can be given by buyers also includes clauses included in the contracts to settle part of the purchase price in arrears in addition to up-front payment of whole contract amount in cash.  The Company recognizes revenue under full accrual method even if not all amounts have been received, as permitted by and subject to the restrictions set out in ASC 360-20 “Property, Plant and Equipment, Real Estate Sales”.  However, we made amendment to “Note 2 – Summary of Significant Accounting Policies – Revenue Recognition” to clarify as follows:

“Real estate sales are reported in accordance with the provisions of ASC 360-20, Property, Plant and Equipment, Real Estate Sales. Revenue from the sales of development properties where the construction period is twelve months or less is recognized by the full accrual method when (a) sale is consummated; (b) the buyer’s initial and continuing involvements are adequate to demonstrate a commitment to pay for the property; (c) the receivable is not subject to future subordination; (d) the company has transferred to the buyer the usual risks and rewards of ownership in a transaction that is in substance a sale and does not have a substantial continuing involvement with the property.  A sale is not considered consummated until (a) the parties are bound by the terms of a contract or agreement, (b) all consideration has been exchanged, (c) any permanent financing of which the seller is responsible has been arranged, (d) all conditions precedent to closing have been performed. Fair value of buyer’s payments to be received in future periods pursuant to sales contract is classified under contracts receivable. Sales transactions not meeting all the conditions of the full accrual method are accounted for using the deposit method of accounting. Under the deposit method, all costs are capitalized as incurred, and payments received from the buyer are recorded as a deposit liability.”

82.
We note your statement that “the ratio of completion is determined by an independent third party hired by the Companies as the contractors employed by the Companies request advance payments and do not specifically allocate these costs to the various projects.”  Please explain in detail who the independent third parties are, their experience and ability to determine the total proceeds and cost of the project.  Please explain the underlying date the third party uses to estimate completion.  Tell us why you do not have the same data.  Also if costs are not allocated to various projects, tell us how you are able to estimate total costs.

Company Response: The independent third parties refer to professional construction quality supervision firms certified by the PRC government.  We are required by laws to engage these professional construction quality supervision firms for the construction of residential real estate projects to ensure the quality of the construction meets government standards.  Professional construction quality supervision firms also serve as arbitrators in determining the progress of the construction and the progress is used by the Company as confirmation that related costs can be included in the construction costs to date and in turn calculates percentage-of-completion using cost-to-cost method.  We amended   “Note 2 – Summary of Significant Accounting Policies – Revenue Recognition” as follows:

“Under the percentage of completion method, revenues from units sold and related costs are recognized over the course of the construction period, based on the completion progress of a project. In relation to any project, revenue is determined by calculating the ratio of completion and applying that ratio to the contracted sales amounts. The Company uses cost-to-cost method to measure the ratio of completion.  Qualified construction quality supervision firms are engaged by the Company, as required by relevant laws and regulations in the PRC, to determine pieces of construction completed by contractors can meet predetermined quality and safety standards, and are eligible to be counted towards costs. Cost of sales is recognized by multiplying the ratio by the total budgeted costs. Changes to total estimated contract costs or losses, if any, are recognized in the period in which they are determined. Revenue recognized to date in excess of amounts received from customers is classified under revenue in excess of billings. Amounts received from customers in excess of revenue recognized to date are classified under customer deposits.  Any losses incurred or identified on real estate transaction are recognized in the period in which the transaction occurs.”

Real Estate Capitalization and Cost Allocation, page F-7

83.
We note your statement that total estimated costs of multi-unit developments are allocated to individual units based upon specific identification methods.  We also note based on the preceding paragraph in the revenue recognition footnote that “the ratio of completion is determined by an independent third party hired by the Companies as the contractors employed by the Companies request advance payments and do not specifically allocate these costs to the various projects.”  These two statements appear to contradict each other. If contractors do not specifically allocate these costs to the various projects, how are you able to allocate to individual units based upon specific identification methods?  Please explain.

Company Response: ASC 970-360 requires allocation to individual units based on specific identification.  If specific identification is not practicable, other allocation methods are allowed.  All our real estate projects as of December 31, 2010 are high-rising buildings and specific identification method is impracticable.  We have revised the relevant accounting policy. See “Note 2 – Summary of Significant Accounting Policies – Real Estate Capitalization and Cost Allocation”.

The statement “…the contractors employed by the Companies request advance payments and do not specifically allocate these costs to the various projects” applies to the situation when one contractor works for two of the Company’s real estate project simultaneously.  As we didn’t experience this situation in 2008, 2009 or 2010, this statement has been removed.

Government Grant, page F-7

84.
You state that “Government grant not applicable to acquisition of long-term assets are recognized at fair value as other income when the Companies have complied with the conditions attached to the grant and the grant’s collections is reasonable assured.” Please explain the first part of this sentence “government grant not applicable to acquisition of long-term assets.”  Please disclose if you received any government grants regarding acquisition of long-term assets and your accounting for these types of grants.

Company Response: Government grants relating to acquired long-term assets intended for own-use by the Company are recognized as deduction of related long-term assets’ acquisition costs.  We did not receive any government grants regarding acquisition of long-term assets for the Company’s own-use.

We never receive any government grants regarding acquisition of long-term assets.  Government grant relating to real estate projects developed by the Company are recognized at fair value as other income when the Company have complied with the conditions attached to the grant and the grant’s collection is reasonably assured.  We have amended “Note 2 – Summary of Significant Accounting Policies – Government Grant”.

85.
You state that “the grant was received by an equity owner of the Companies.”  If this government grant was received by the equity owner of the Companies and not the actual Companies, tell us why you recorded the grant as income versus a capital contribution by the equity owner.  Refer to your basis in accounting literature.

Company Response: The grant was temporarily received by the equity owner but this equity owner was obliged to transfer the grant to us during the construction period of Kirin County project because the grant was designated to the actual developer of the Kirin County project.  We have amended “Note 2 – Summary of Significant Accounting Policies – Government Grant” to clarify.

There is no authoritative accounting literature regarding accounting for government grant in U.S. GAAP.  We refer to International Accounting Standard No. 20 “Accounting for Government Grants and Disclosure of Government Assistance” as a source of non-authoritative accounting guidance.

Per IAS 20.8 “A government grant is not recognized until there is reasonable assurance that the entity will comply with the conditions attaching to it, and that the grant will be received.”

Per IAS 20.12, “Government grants shall be recognised in profit or loss on a systematic basis over the periods in which the entity recognizes as expenses the related costs for which the grants are intended to compensate.”;

Per IAS.29 “Grants related to income are sometimes presented as a credit in the statement of comprehensive income, either separately or under a general heading such as ‘Other income’; alternatively, they are deducted in reporting the related expense.”;

Cash and Cash Equivalents, page F-7

86.
You state that cash includes cash on hand and demand deposits in accounts maintained with state-owned and private financial institutions within the PRC.  In this regard, please disclose whether the PRC has insurance similar to Federal Deposit Insurance Corporation (FDIC) in the U.S.  Furthermore, tell us which institutions hold your cash and cash equivalents and term deposits.  Also disclose the quality and your financial statements for the nine months ended September 30, 2011 and all future filed financial statements.

Company Response: We have included following description in “Note 2 – Summary of Significant Accounting Policies – Cash and Cash Equivalents”:

“China does not have a deposit insurance system; however, the credit risk on bank balances are limited because the Company conducts transactions and deposits balances with several state-owned banks with high credit ratings assigned by international credit rating agencies.”

As of December 31, 2010 and 2009, our cash in bank, including restricted cash, were deposited with following banks or financial institutions (in thousands):

	December 31,
	2010	2009

Industrial and Commercial Bank of China	$5,172	$3,790
China Construction Bank	883	2,351
Agriculture Bank of China	208	134
Association of Xingtai City Urban-Rural Credit Unions	832	504
Bank of Xingtai	605	113
Bank of China	50	175
Bank of Beijing	40	-
Cash on hand	6	3

Subtotal – cash and cash equivalent, and restricted cash	$7,796	$7,070

87.	Please disclose the ability of your VIE’s to pay cash dividends to your PRC wholly foreign owned enterprise and ultimately to you, Kirin International Holding, Inc.

Company Response: Complied.  See “Note 2 – Summary of Significant Accounting Policies – Distribution of Earnings and Reserve Funds”.

Restricted Cash, page F-8

88.
We note your statement that “PRC banks grant mortgage loans to home purchasers and will credit these amounts to the Companies’ bank account once title passes to the purchasers. If the condominiums are not completed and the new homeowners have no ownership documents to secure the loan, the bank will deduct 5% of the homeowner’s loan from the Companies’ bank account and transfer that amount to a designated bank account classified on the balance sheet as restricted cash.”  In this regard it seems that your statement contradicts itself.  Tell us why the PRC bank would give your bank the funds if the condominiums are not completed and the new homeowners have no ownership documents.  Please disclose in detail how and when you recognize revenue for these types of sales.

Company Response: There are two important timings for mortgage business of PRC banks: (1) execution of mortgage agreement: PRC banks grant mortgage loans to home purchasers and will credit the full amount to the Company account once the bank and the purchaser enter into mortgage agreement, which generally will be before the completion of the construction of projects. (2) issuance of House Ownership Certificate to the purchasers. At the time of execution of mortgage agreement, there are no House Ownership Certificate therefore the purchaser has no legal right to the house and therefore they cannot mortgage the house to banks. Banks will ask the developer to provide guarantee to the loan instead. When the House Ownership Certificate are issued, banks will release the guarantee ability of the developer and mortgage the house in question. If the condominiums are not completed and the new homebuyers have no House Ownership Certificate, to secure the loan, as a common practice in China, the banks will release only 95% loan the Company and will require that the Company open a separate account with the bank and deposit and freeze the remaining 5% of the mortgage amount to further secure the bank’s interests before the mortgage of the house with House Ownership Certificate. Because bank requires the freeze of the 5% deposit, the amount therein shall be classified on the balance sheet as restricted cash. Interest earned on the restricted cash is credited to the Company’s normal bank account. The bank will release the restricted cash after homebuyers have obtained the House Ownership Certificate and mortgage the house to bank. Total restricted cash amounted to $1,563,027 and $263,266 as of December 31, 2010 and 2009, respectively. These deposits are not covered by insurance. The Company has not experienced any losses in such accounts and management believes it is not exposed to any risks on its cash in bank accounts.

We recognize revenue for purchase financed by mortgage once the mortgage applications have been submitted by homebuyers and by then after our review of various documents confirming homebuyers’ creditworthiness, we believe the mortgage will be approved.  Furthermore, the pre-sale contracts also include a clause requiring homebuyers to make up any shortfalls from the mortgage before the construction completion of related real estate project.

We have amended “Note 2 – Summary of Significant Accounting Policies – Restricted Cash” to clarify.

89.
Furthermore, tell us why the bank can deduct 5% of the homeowner’s loan from your bank account and transfer that amount to a different bank account.  Tell us why the bank has access to your cash.  Please tell us why you believe the cash is actually under your control.

Company Response: The 5% deduction refers to new mortgage released by banks and transferred to our restricted bank accounts.  The banks do not have access to our existing cash balances unrelated to the release of the mortgage. As a matter of fact, it is just a cash deposit frozen at the bank. It is a common practice of PRC banks to protect their interests.

Land Appreciation Tax (“LAT”), page F-9

90.
You state that “LAT is prepaid on customer deposits and is expensed when the related revenue is recognized.” Please clarify this statement and tell us exactly how LAT is paid.  Provide us with the journal entries used to record and pay LAT.  Clarify if LAT is paid by you or whether you pay it on behalf of your customer.

Company Response: LAT is borne by us, not by our customers.  Precise amount of LAT for a specific project is assessed by tax authorities basically after the construction is complete and majority of units are sold.  However, tax authorities require us to prepay LAT at each year-end during the project’s construction period.  Any prepaid LAT is deemed as ‘paid’ out of the final assessed amount.

At each year-end, we estimate amount of LAT to be prepaid at 1% - 2% customer deposits received during the year, as required by tax authorities, and book following entry:

Dr:   Income Tax Expense --- LAT
Cr:   Income Tax Payable --- LAT

As we use percentage-of-completion method to recognize revenue from those projects whose construction periods are over 12 months, amount of each year’s LAT matching respective revenue is different from the amount to be prepaid.

If LAT amount matching to revenue recognized by percentage-of-completion is greater than LAT amount to be prepaid, we book the difference as following entry:

Dr:   Income Tax Expense --- LAT
Cr:   Income Tax Payable --- LAT

If LAT amount matching to revenue recognized by percentage-of-completion is less than LAT amount to be prepaid, we book the difference as following enty (in this situation, both prepaid LAT and LAT payable appear on balance sheet at the same time):

Dr:   Prepayments --- LAT
Cr:   Income Tax Expenses --- LAT

When we prepay LAT to tax authorities (the amount is in accordance with tax authorities’ requirements), the entry is as follows:

Dr:   Income Tax Payable --- LAT
Cr:  Cash

Property Warranty, page F-9

91.
Please tell us specifically how you account for property warranty, showing us the journal entries used to record the 5% of the contract cost withheld from subcontractors.  Tell us if any revenue or expense is recorded in relation to property warranty.  Refer to your basis in accounting literature.  In addition disclose a property warranty liability roll forward in your financial statements.

Company Response: Pursuant to contracts entered into between contractors, suppliers and us, 5% of full contract value will only be remitted by us to contractors and suppliers after warranty periods expire.  We recognize 100% of contract value after contractors and suppliers deliver services or equipment as payable, but will only settle last 5% when warranty periods end.  There is no need to specifically post an entry to accrue the withheld amount from subcontractors.  We follow ASC 460 - “Guarantees” for the accounting for product warranty.  We evaluate accrual of product warranty for each real estate project on a case by case basis.  Because virtually all of product warranty is covered by amount withheld from subcontractors, we did not accrue further provision for product warranty for completed projects in the past.  We expense immaterial, incidental repair costs uncovered by amount withheld from subcontractors as they incur.  We revised “Note 2 – Summary of Significant Accounting Policies - Property Warranty” as follows:

“The Company constantly estimates potential costs for materials and labor with regard to warranty-type claims expected to be incurred subsequent to the delivery of a property. Reserves are determined based on historical data and trends with respect to similar property types and geographical areas. The Company monitors the warranty reserve and make adjustments to its pre-existing warranties, if any, in order to reflect changes in trends and historical data as information becomes available. The Company may seek further recourse against its contractors or any related third parties if it can be proved that the faults are caused by them. In addition, the Company withholds up to 5% of the contract total payment from contractors for periods of two to five years. These amounts are included in liabilities, and are only paid to the extent that there have been no warranty claims against the Company relating to the work performed or materials supplied by the contractors.  As at December 31, 2010 and 2009, the Company retained $169,500 and $129,500 contract payment to contractors, and the Company didn’t experience any incidences where the withheld amounts were less than the amounts the Company had to pay for the defects of properties.  The Company didn’t provide any warranty reserve.  For the year ended December 31, 2010, the Company incurred $18,690 incidental costs in addition to the amount retained from contractors. For the years ended December 31, 2009 and 2008, the Company incurred nil incidental costs in addition to the amount retained from contractors.”
Note 3 - Acquisition of a Subsidiary, page F-10

92.
We note your statement that “On July 1, 2009, Xingtai Zhongding acquired 100% of the equity interests of Xingtai Zhongding Business Service Company Limited, a company indirectly wholly-owned and controlled bv Mr. Guo Jianfeng. from its predecessor nominal equity holders for a purchase price of RMB6,000,000 (approximately $878,000).  The acquisition is a business combination under common control, therefore the Companies accounted for this acquisition using the as if pooling-of-interest method.” Please explain what you mean by predecessor nominal equity holders.  Tell us why Mr. Guo Jianfeng indirectly wholly-owns and controls Xingtai Zhongding Business Service Company Limited.  Tell us why this business acquisition qualifies for a business combination under common control.

Company Response: “Note 3 – Acquisition of a subsidiary” has been revised as follows:

Business Service was established as a limited liability corporation on July 29, 2008 in the name of Xingtai Zhongding Business Service Corporation Limited with authorized 6,000,000 shares at RMB1 per share. Share capital was fully paid up by Mr. Guo Jianfeng and other 10 individuals (“Other Initial Sponsors”).  Business Service subsequently transformed into a limited liability company, and changed to its current name. Pursuant to trust agreement between Mr. Guo Jianfeng and Other Initial Sponsors, Mr. Guo Jianfeng is deemed to be the sole beneficiary owner of all the shares of Business Service.

On July 1, 2009, Xingtai Zhongding acquired 100% of the equity interests of “Business Service”, from its predecessor equity holders for a purchase price of RMB 6,000,000 (approximately $878,000).  The acquisition is a business combination under common control, therefore the Company accounted for this acquisition using the as if pooling-of-interest method.  The acquired business and net assets were recorded at book value as if the business and the net assets have been owned by the Company from the earliest comparative period presented, the operations are combined from the earliest date.”

Note 4 - Contracts receivable, page F-10

93.
We note that when customers deposit more that 50% of the total purchase price, you may defer the remaining purchase price. These deferred balances are unsecured, bear no interest and are due within 365 days from the date of sale.  Please clarify your revenue recognition policy with regard to customer deposits and the related deferral of the remaining purchase price.  For instance, do you recognize revenue at the date of sale or when you receive the deferred funds? Refer to your basis in accounting literature.

Company Response: We use full accrual method to account for sales of completed properties.  Any unpaid contract value is reflected under “contracts receivable”.  “Customer deposit more than 50% of the total purchase price” refers to the internal policy for the minimum requirement of down payment, as evidence of adequate buyer’s initial involvement, which is a criterion for applying full accrual method in accordance with provisions of ASC 360-20 Property, Plant and Equipment, Real Estate Sales.  We adjust the down payment percentage from time to time so long as the percentage satisfies requirement of the GAAP.  Note 4 – Contracts receivable has been amended to clarify.

Note 6 - Other Receivables, page F-l 1

94.
Please tell us why you pay sales-related business tax, urban construction tax, education surcharge and LAT in excess of amounts recognized in the income statement.  Tell us why for the year ended December 31, 2009 you have $814,321 recorded as an asset and $2,197,327 recorded as a liability (page F-12) for these types of taxes.  Provide us with the journal entries used to record sales-related business tax, urban construction tax, education surcharge and LAT.

Company Response: Please refer to response to Question 90.  Similar to LAT, business tax and related urban construction tax and education surcharge are also payable each year based on a percentage of customer deposits received during the year, and year-end liability balance differs from amounts charged to income statement attributable to current year revenue in accordance with matching principal.

Note 11- Income Taxes, page F-12

95.	In order for us to obtain a better understanding of how you calculated your income tax provision, please tell us:

a.	Why you did not record a current EIT expense provision for the year ended December 31, 2008;
b.
Why you do not classify the LAT expense as part of cost of real estate sale in the statements of operations. In this regard, we note your disclosure on page F-8 that the tax due is assessed when all units of a project are sold;

c.	Why EIT benefits of LAT;
d.	A description of the items that are non-deductible expenses and non-taxable income.

Company Response:

a.	We did not have taxable income for the year ended December 31, 2008 and we did not provide current EIT expense pursuant to tax laws and regulations;
b.
LAT is not charged as a percentage of revenue but instead levied basically on the profit a real estate project realized, subject to certain adjustments.  In that sense LAT is more similar to income tax and we group LAT with current and deferred income taxes;

c.	LAT is deductible when calculating current EIT expense, therefore it has an EIT benefit; and
d.	We have revised the presentation of the calculation.

Exhibit 99.2:  Hebei Zhonding Real Estate Development Corporation Limited and Xingtai Zhonding Jive Real Estate Development Company Limited Unaudited Combined Financial Statements for the Nine Months Ended September 30. 2010 and 2009

Combined Balance Sheets, page F-l

96.
Please comply with all comments issued under Exhibit 99.1: Hebei Zhongding Real Estate Development Corporation Limited and Xingtai Zhongding Jiye Real Estate Development Company Limited Audited Combined Financial Statements for the Years Ended December 31, 2009 and 2008 as applicable.

Company Response: We have filed consolidated financial statements of Kirin China Holding Limited for the two-year period ended December 31, 2010.  All comments issued under Exhibit 99.1 have been complied.

Combined Statements of Cash Flow, page 4

97.
We note based on your combined balance sheets on page 1 that properties and land lots under development increased by $42.8 million, however your combined statement of cash flows shows a use of cash equal to SI 1.9 million.  Please explain.

Company Response: The difference was mainly due to portion of land use right paid by our beneficiary shareholder Mr. Guo Jianfeng.  The amount of about $29.8 million has been disclosed on the bottom of the cash flow statement under section “supplementary cash flow information”.  In filed consolidated financial statements for the two-year period ended December 31, 2010, we have revised this ambiguous presentation.  The difference was eliminated.

Recently Issued Accounting Pronouncements, page F-9

98.
We note that ASU No. 2009-17 is effective at the beginning of a company’s first fiscal year that begins after November 15, 2009.  In this regard please provide all the disclosure as required by ASU No. 2009-17, specifically ASC 810-10-45 and 810-10- 50.

Company Response: We further analyzed and concluded that the Company is the sole interest holder of Hebei Zhongding and Xingtai Zhongding, as a result of the execution of the Contractual Agreements, and the Company consolidates Hebei Zhongding and Xingtai Zhongding from their inception.  Accordingly, disclosure requirements set out in ASC 810-10-45 and 810-10-50 regarding the variable interest entities are no longer relevant.  We have added following explanatory paragraph in “Note 1 – Organization and Description of Business” in our consolidated financial statements for the three-year period ended December 31, 2010:

“Because of the above arrangement, which assigned all of Operating Companies equity owners' rights and obligations to Kirin China resulting in the equity owners lacking the ability to make decisions that have a significant effect on Operating Companies’ operations and Kirin Management’s ability to extract the profits from the operation of the Operating Companies, and assume the Operating Companies’ residual benefits. Because the Kirin Management and its indirect parent are the sole interest holders of the Operating Companies, Kirin China consolidates Operating Companies from its inception consistent with the provisions of FASB Accounting Standards Codification ("ASC") 810-10.”
Note 1 - Basis of Preparation and Significant Accounting Policies, page 4

99.	Please disclose why you believe “Mr. Guo Jianfeng is the ultimate controlling shareholder of Kirin China.” Refer to your basis in accounting literature.

Company Response: Description regarding Mr. Guo Jianfeng’s control over Kirin China in “Note 1 – Organization and Description of Business” has been revised as follows:

“Pursuant to Call Option Agreement between Ms. Iwamatsu Reien and the Purchasers, Mr. Guo Jianfeng has been irrevocably granted the exclusive right to exercise all of his voting rights of his shares in the BVI Company, which subsequently owns controlling 82% of shares of Kirin China, before the shares are transferred to him. Accordingly, Mr. Guo Jianfeng was empowered to appoint directors of Kirin China through Resolution of Shareholders, who manage the business and affairs of the Company, pursuant to the Memorandum and Articles of Association of Kirin China, and thereby effectively controls Kirin China, which subsequently controls Kirin Management through its ownership of Kirin Development.”

Government Grant, page 6

100.	Tell us how you accounted for the government grant received by an equity owner. Specifically;

a.	Provide us with the journal entries used to record the government grant.
b.	Please explain why there is a cash outflow in cash flows from operating activities equal to the value of the government grant of $6,346,595.
c.	Please confirm that this government grant was actually received.
d.	If the government grant was not received, please explain your basis for recognizing the grant.
e.	Tell us why the use of percentage-of-completion method is appropriate in relation to recognizing the government grant. Refer to your basis in accounting literature.
f.
In your MD&A disclose any condition or contingency involving the government grant.  Including whom the recipient of the grant should be and whether a wholly foreign owned enterprise has the right to receive these grant funds.

g.	Also disclose any condition of refunds for this grant. Specifically, disclose whether there are any circumstances in which the grant funds would have to be returned.

Company Response:

a.	Journal entries used to record the government grant are as follows:

When the grant was transferred to an escrow account of an affiliate of the Company in 2008, the Company did not record any entry.

As at December 31, 2009 and 2010, the Company recognize earned grant by making following entry:

Dr:   Due from an equity owner
Cr:   Government grant

The Company can utilize capitalized government grant receivable at its discretion.

b.
This item should have been included in “Changes in operating assets and liabilities” under the heading of “Receivable from an equity owner”. The presentation has been corrected in our consolidated financial statements for two-year period ended December 31, 2010;

c.	The grant has been remitted to an escrow account of an affiliate of the Company and is available for us to drawdown in accordance with the construction progress of the Kirin County project;
d.	Not applicable. See reply to c);
e.
The grant is to reward the modernization brought by the construction of Kirin County, which turns a relevant rural area into expanded city center.  The Company believes this objective is progressively achieved as the construction of Kirin County proceeds, therefore percentage-of-completion of Kirin County is the reasonable representation of the grant earned by the Company;

f.	Complied;
g.	Complied. See “Note 2 – Summary of Significant Accounting Policies – Government Grant”.

Note 11 - Subsequent Events, page 9

101.
Please disclose whether Mr. Guo Jianfeng has actually exercised his call option, the date the call option was exercised and the basis for the exercise.  Please refer to page 6 of your Form 8-K. and the call option exercise criteria.

Company Response: Complied.  None of Mr. Guo Jianfeng’s call options has been exercised as of April 27, 2011.

Exhibit 99.3 Pro Forma Financial Information

102.	Please provide a pro forma income statement for the year ended December 31, 2009 and the nine months ended September 30, 2010.

Company Response: The Company has provided a pro forma income statement for the years ended December 31, 2009 and December 31, 2010 as Exhibit 99.2 of the Amendment.
103.
Please disclose the income tax effect on consolidating your VIEs.  For example disclose whether the VIEs and the consolidated PRC entity will be responsible for income taxes.  Discuss whether this will result in double taxation and the effect to your income statement for the periods presented.

Company Response: As the consolidated PRC entity is entitled to all before-tax profit of the VIEs, if the before-tax profit of the VIEs is transferred to the consolidated PRC entity, the amount taxable of the VIEs will be zero and they do not need to pay income tax. In turn, the consolidated PRC entity will be taxed for all the before-tax profit transferred to it. Upon consolidation, the revenue of the VIEs will be taxed for once at the united income tax rate of 25%.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Gregg E. Jaclin, Esq. of Anslow + Jaclin, LLP, our outside special securities counsel at (732) 409-1212.

Sincerely,

Kirin International Holding, Inc.

By:	/s/ Longlin Hu
Longlin Hu President and Chief Executive Officer